UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2014

Commission File No.: 001-35273

VIEWTRAN GROUP, INC.

Room 1501, Tower C, Skyworth Building,

High-Tech Industrial Park,

Nanshan, Shenzhen 518057, PRC

(Address of Principal Executive Offices.)

Cogo Group, Inc.
(former name)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

  Yes ☐                       No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On January 13, 2014, Comtech Broadband Corporation Ltd. (“Comtech Boradband”), and Yi Yuan, the Company’s President, entered into a letter agreement pursuant to which Mr. Yuan resigned from all of his positions with Comtech Broadband and Viewtran Group, Inc. (the “Company”), and terminated his employment agreement, effective as of December 31, 2013. Such resignation did not result from any disagreement with the Company on any of its operations, policies or practices.

The letter agreement waived any notice provisions Mr. Yuan was required to give and any payments Mr. Yuan was entitled to receive post termination of his employment agreement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIEWTRAN GROUP, INC.

By:	/s/Jeffrey Kang
Name:	Jeffrey Kang
Title:	Chief Executive Officer

Dated: January 27, 2014